

Mail Stop 4720

April 5, 2017

Via E-mail
Catherine Berman
President and Chief Executive Officer
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

> **Re: CNote Group, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 22, 2017**
> **File No. 024-10686**

Dear Ms. Berman:

We have reviewed your offering statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2017 letter.

General

1.   In your response letter, you state that "loans are not deemed 'securities' under the securities laws." Please provide a detailed analysis to support your belief that the promissory notes CNote purchases from CDFIs are not securities for the purposes of the Investment Company Act of 1940.

2.   In your response letter, you note that "in the event that the Company determines or is adjudged to meet the definition of an investment company… Section 3(c)(1) of the Investment Company Act exempts companies that have 99 or fewer beneficial owners. The Company expects to have well under 99 beneficial owners for the foreseeable future." Section 3(c)(1) of the Investment Company Act of 1940 states that a company

relying on that section is one beneficially owned by not more than 100 persons and "is not making and does not presently propose to make a public offering of its securities." Please explain why the Company believes that, in the event that it were deemed an investment company, the Company could rely on Section 3(c)(1) when it proposes to make an offering of its securities pursuant to Regulation A.

3. We acknowledge your responses to comments 3 and 23. However, in these responses you have not provided analysis to support your conclusion that you do not meet the definition of an investment adviser as defined in the Investment Advisers Act of 1940 (the "Advisers Act"). We note in particular that you promote the CNote Notes' "competitive returns" and an "online investment portal" that is "a part of a fast growing impact investment industry." Please provide a more detailed analysis as to why you are not an investment adviser within the meaning of Section 202(a)(11) of the Advisers Act.

4. We note your response to comment 1; however, your response did not articulate why your offering of the notes would qualify as conducted on a continuous basis as required by Securities Act Rule 251(d)(3)(i)(F). Considering that you may not process payment from an investor who has invested into a CNote Note, until a later time when you have committed funds to CDFIs, this seeming delay would prevent you from being able to offer notes on a continuous basis. Please revise your disclosures to demonstrate that you currently have committed funds which the proceeds from the sale of your notes would immediately fund, or otherwise, revise the structure of the offering to bring it within compliance with Securities Act Rule 251(d)(3)(i)(F).

5. We note your response to comment 2. Please revise your disclosures to adequately describe the nature of the "information and borrower stories on loans made and projects funded" that you intend to provide to potential CNote Note investors. Tell us how you will ensure that this information would not be used to "solicit contributions to, a particular loan being made to a particular CDFI." In addressing our comment, your response needs to articulate a sound legal argument as to why an investment in CNote Notes does not ultimately represent an investment into the CDFI's loans themselves considering that (i) the proceeds of each CNote Note will be invested currently into one CDFI fund, (ii) other than the $260,000 raised through your SAFE instruments, repayment of CNote Notes appear to be substantially dependent on CDFI's loan payments to you (refer also to Section 6 of Exhibit 3.1 where a withdrawal request is subject to availability of funds through the liquidity provided by CDFI Loans), in light also of $500,000 estimated offering expenses; and (iii) your plans to share with potential CNote investors information relating to CDFIs and their work with small business borrowers, as noted in your response.

Preliminary Offering Circular Cover Page

6. We note your response and revisions in response to comment 5. If true, please revise the second paragraph to disclose that CNote Notes offer a floating interest rate fixed between

2.5% and 3%, that you may adjust the next quarter's interest rate depending on the "variety of factors" to which you refer, but only at the end of each business quarter and only within the predetermined 2.5% to 3% range, and that you will make interest payments monthly. In the alternative, please disclose *when* the interest rates will be set for your CNote Notes and if, when, and how they may be changed. In either case, please make conforming changes to your Offering Circular Summary, Securities Being Offered, and your Form of CNote Note, attached as Exhibit 3.1. To the extent that the minimum interest rate allowed by applicable law as provided in Section 2(b) of Exhibit 3.1, could be outside of the noted range, please disclose what that range would be in the filing as well as in Exhibit 3.1. Furthermore, please explain the timing and manner in which you propose to communicate the interest rate to investors, both prior to an investment decision and, as applicable, whenever you change the interest rate on outstanding CNote Notes. Please refer to Securities Act Rule 253(g) or Rule 257(c), as applicable, in your response.

7.   Please revise the disclosure here, as well as on pages 1, 2, 8, 18, 19, and 35 to qualify that the quarterly requests for withdrawal of an investor's principal (1) requires at least 30-days written notice; (2) is limited to 10% of the investor's original principal balance, and (3) that all requests "are subject to the receipt of available funds from CDFI loans and other available cash to the Company," as contemplated by Section 6(d) of your Form of CNote Note (Exhibit 3.1). Prominently disclose throughout your offering circular that investors should be prepared to hold their CNote Notes to term and that you retain discretion in honoring any withdrawal requests. In addition, in light of the provisions of Sections 2.1(c) and 3 of Exhibit 3.1, please disclose that (i) the interest rate will be set at 2.75% following a noteholder's referral of three individuals to CNote and opening of a CNote account for at least $1,000; (ii) investors may not receive any interest until the maturity date; and (iii) CNote Notes are your general obligation but that you reserve the right to assign this obligation without first receiving investor consent.

8.   We note your response to comment 6 but it does not appear you made the requested revisions. Please remove the previously referenced disclosures from your cover page.

Offering Circular Summary

Our Solution, page 2

9.   We note your revised cover page disclosure and your response to comment 10 that you intend to offer compound interest if an investor elects to reinvest interest owed. Please describe the material aspects of this reinvestment feature in your offering circular, including the holding period for the CNote Notes purchased with the reinvested interest and whether the investors have the option to cancel this election, and provide us with your analysis on how the operation of the reinvestment feature will comply with the federal securities laws over the course of your offering. Refer also to Securities Act Rule 251(d)(3)(i)(B) which contemplates offering of securities pursuant to an "interest

reinvestment *plan*" among other things [emphasis added]. Please clarify whether or not repayments on the principal will also be subject to the reinvestment feature.

Competitive Strengths, page 4

10.   We note your response and revisions in response to comment 10. However, your offering circular continues to draw inappropriate comparisons to Certificates of Deposit or Money Market accounts given the vastly different risk profile of your securities. In this regard, we also note that an investment in CNote represents a security, rather than a FDIC ensured financial instrument such as a Certificate of Deposit or a Money Market account. Accordingly please either remove or substantially revise the second bullet under this heading. In addition, wherever the disclosure appears, please qualify your statement that your product provides "good savers" an investment product with quarterly liquidity since you have no operating history upon which to make this affirmative claim.

Use of Proceeds, page 18

11.   We note that in response to comment 15, you state that you have already obtained "firm commitments from several parties" with respect to additional funding. Please disclose the amount and the sources of such additional funds. Based on your disclosure that you will "retain sole discretion regarding the use of [the offering] proceeds," please revise to prominently disclose that you maintain the right to change the use of proceeds, including recouping your offering expenses, operating expenses, or other corporate expenses. Please make corresponding revisions to the second paragraph on page 1 and the third paragraphs on both your cover page and page 18 in light of your existing disclosures stating that all of the investors' funds will be used to fund loans to CDFIs. Please refer to Instructions 5 and 8 to Item 6 of Part II of Form 1-A for further guidance.

About the Platform

Our Business, page 21

12.   We note your response to comment 17; however, at present, you have only one CDFI partner and any investment into a CNote Note will be used to fund loans to this one CDFI partner.

- Your disclosures should be revised to draw a clear distinction between your current operating platform with one CDFI partner, and your future diversification plans. Since you have no imminent plans to add another CDFI partner (refer to your response that you anticipate having two additional partners by the end of calendar year 2017), your present disclosure must highlight that all of a noteholder's investment will be used to fund loans to only one CDFI and all the risk resulting therefrom.
- Please provide us with your legal analysis as why the CDFI partner should not be considered a co-issuer of the CNote Notes considering that at the moment your role

appears to be that of a conduit between the retail investor and the CDFI fund. In your response, please also consider the application of the Securities Act Rule 140.

- In light of your disclosures that the CDFI industry is facing a shortfall of over $600 million providing retail investors, such as CNote, "a historic opportunity" to access established community lenders, please disclose the process and timing required to establish a partnership with a CDFI, considering that you have only been able to partner with one CDFI to date.

Our Process, page 21

13.   We note your response to our comment 19. Further revise your disclosure to explain how you will chose to make repayments on outstanding CNotes Notes in the event of defaults under several CDFI loans.

Structure of Investor Accounts and Treatment of Your Balances, page 35

14.   We note your revised disclosure in response to our comment 26. Further revise your illustration to incorporate the flow of funds to and from Silicon Valley Bank and Dwolla's payment processing activities, to the extent possible.

Plan of Distribution

Subscribing for CNote Notes, page 37

15.   We note your response and revisions in response to comment 28. Please further revise to disclose that the third party platform partners may be deemed underwriters in connection with the offering of your CNote Notes, or otherwise provide us with your legal analysis as to why they should not be deemed underwriters under Section 2(a)(11) of the Securities Act of 1933.

Part III – Exhibits

16.   Please file a legal opinion in your next pre-qualification amendment. Refer to Item 17(12) of Part III of Form 1-A.

Exhibit 3.1

17.   We note the reference to the CNote Terms of Use available on your website in Section 8 of your Form of CNote Note. Please attach the CNote Terms of Use as an exhibit to this offering statement.

Exhibit 4.1

18.   Please remove Section 3(f) from your Form of Subscription Agreement and refile the revised agreement as an exhibit to the offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

        Sincerely,

        /s/ Era Anagnosti

        Era Anagnosti
        Legal Branch Chief
        Office of Financial Services

cc: Brian S. Korn, Esq.